Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-258194

February 14, 2024

Marsh & McLennan Companies, Inc.

$500,000,000 5.150% Senior Notes due 2034

$500,000,000 5.450% Senior Notes due 2054

Terms Applicable to the Notes

Issuer:	Marsh & McLennan Companies, Inc.

Offering Format:	SEC-Registered

Trade Date:	February 14, 2024

Settlement Date*:	February 20, 2024 (T+3)

Expected Ratings / Outlook

(Moody’s / S&P / Fitch)**:	A3 (Stable) / A- (Stable) / A- (Stable)

Net Proceeds to Issuer (before offering expenses):	$989,675,000

Use of Proceeds:	The net proceeds of this offering will be used for general corporate purposes.

Terms Applicable to the 2034 Notes

Securities:	5.150% Senior Notes due 2034

Maturity Date:	March 15, 2034

Principal Amount:	$500,000,000

Price to Public:	99.847% of Principal Amount, plus accrued interest, if any, from February 20, 2024

Benchmark Treasury:	4.000% due February 15, 2034

Benchmark Treasury Price and Yield:	97-26+; 4.269%

Spread to Benchmark Treasury:	+ 90 basis points

Re-Offer Yield:	5.169%

Coupon:	5.150%

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing on September 15, 2024

Optional Redemption – Make-Whole Call:	Prior to December 15, 2033: the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest on the 2034 Notes discounted to the redemption date (assuming the 2034 Notes matured on the Par Call date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2034 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

Optional Redemption – Par Call:	On or after December 15, 2033, three months prior to the Maturity Date

CUSIP / ISIN:	571748 BW1 / US571748BW16

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC Goldman Sachs & Co. LLC RBC Capital Markets, LLC BofA Securities, Inc. Citigroup Global Markets Inc. PNC Capital Markets LLC

Co-Managers:	CIBC World Markets Corp. ING Financial Markets LLC Siebert Williams Shank & Co., LLC Standard Chartered Bank

Terms Applicable to the 2054 Notes

Securities:	5.450% Senior Notes due 2054

Maturity Date:	March 15, 2054

Principal Amount:	$500,000,000

Price to Public:	99.613% of Principal Amount, plus accrued interest, if any, from February 20, 2024

Benchmark Treasury:	4.750% due November 15, 2053

Benchmark Treasury Price and Yield:	104-31+; 4.446%

Spread to Benchmark Treasury:	+ 103 basis points

Re-Offer Yield:	5.476%

Coupon:	5.450%

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing on September 15, 2024

Optional Redemption – Make-Whole Call:	Prior to September 15, 2053: the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest on the 2054 Notes discounted to the redemption date (assuming the 2054 Notes matured on the Par Call date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2054 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

Optional Redemption – Par Call:	On or after September 15, 2053, six months prior to the Maturity Date

CUSIP / ISIN:	571748 BX9 / US571748BX98

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC Morgan Stanley & Co. LLC TD Securities (USA) LLC Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	ANZ Securities, Inc. Barclays Capital Inc. BNP Paribas Securities Corp. Scotia Capital (USA) Inc.

*

Note: Under Rule 15c6-1 under the Securities Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

**

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement, including a prospectus and a related preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers will arrange to send you the prospectus and prospectus supplement if you request it by contacting: (i) J.P. Morgan Securities LLC collect at 1-212-834-4533, (ii) Wells Fargo Securities, LLC toll-free at 1-800-645-3751, (iii) Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, (iv) RBC Capital Markets, LLC toll-free at 1-866-375-6829, (v) Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or (vi) TD Securities (USA) LLC toll-free at 1-855-495-9846.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.